UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2003

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________ to ___________

      Commission File Number:  1-9894

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ALLIANT ENERGY CORPORATION
                           4902 North Biltmore Lane
                           Madison, Wisconsin 53718

                             REQUIRED INFORMATION

      The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

























                              Page 1 of 19 pages
                          Exhibit Index is on page 18

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

                   AND FOR THE YEAR ENDED DECEMBER 31, 2003,

       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2003, AND

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN


                               TABLE OF CONTENTS

                                                                                                          Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                      4

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits
         as of December 31, 2003 and 2002                                                                    5

         Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2003                                                                6

NOTES TO FINANCIAL STATEMENTS                                                                               7-13

SUPPLEMENTAL SCHEDULES

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003                                                                           14-15

         Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 2003                                                                16

SIGNATURES                                                                                                   17

EXHIBIT INDEX                                                                                                18

         Independent Registered Public Accounting Firm Consent                                               19


Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the Alliant Energy Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 14, 2004


                                                ALLIANT ENERGY CORPORATION

                                                   401(k) SAVINGS PLAN

                                   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                              December 31,
                                                                                       2003                   2002
                                                                               ---------------------   --------------------
    Investment income receivable                                                         $6,819,703             $5,310,516
    Contributions receivable                                                                424,518                      -
                                                                               ---------------------   --------------------
        Total receivables                                                                 7,244,221              5,310,516
                                                                               ---------------------   --------------------

    Investments, other than participant promissory notes (Refer to Note 7)              385,431,715            281,098,340
    Participant promissory notes                                                          8,213,703              7,663,518
                                                                               ---------------------   --------------------
        Total investments                                                               393,645,418            288,761,858
                                                                               ---------------------   --------------------

Net assets available for plan benefits                                                 $400,889,639           $294,072,374
                                                                               =====================   ====================


The accompanying Notes to Financial Statements are an integral part of these statements.




                                      ALLIANT ENERGY CORPORATION

                                         401(k) SAVINGS PLAN

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                  For the Year Ended December 31, 2003


 Net assets available for plan benefits
   - beginning of year                                                                     $294,072,374

 Contributions:
     Cash contributions from employees                                                       22,933,813
     Rollovers from other qualified plans                                                       330,882
     Employer contributions:
         Cash                                                                                   719,074
         Cash for purchase of Alliant Energy Corporation common stock                         6,936,742

 Investment activity:
     Investment income                                                                        7,660,523
     Net appreciation in fair value of investments (Refer to Note 7)                         79,787,999

 Distributions:
     Distributions to participants                                                          (11,551,768)
                                                                                     -------------------

 Net assets available for plan benefits
   - end of year                                                                           $400,889,639
                                                                                     ===================



 The accompanying Notes to Financial Statements are an integral part of this statement.


                       ALLIANT ENERGY CORPORATION
                           401(k) SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED DECEMBER 31, 2003

Note 1.    Description of the Plan

      The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the summary plan description, which has been made available to all eligible Plan participants. The Plan is administered by the Employee Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation), which reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

      Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may become a participant in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. Wisconsin Power and Light Company "special temporary" bargaining unit employees are also eligible under the same rules as "regular" employees.

      Effective Jan. 1, 2002, the Company adopted an Employee Stock Ownership Plan (ESOP) within the Plan. Under the new provisions, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price. Also, the Company is eligible for the dividend deduction provisions of Section 404(k) of the Code for common stock held in the ESOP.

      The Company provides guaranteed matching contributions for each $1 contributed by participants up to a maximum of the first 6% of the participants' compensation. Other than the exceptions noted below, Company match information and employee contribution limits for 2003 were as follows:

       Company match for each $1 contributed
           up to the maximum                                         $0.50

       Eligible employee annual contribution limit as a
           percentage of compensation:
               Jan. 1 - March 31                                      19%
               April 1 - Dec. 31                                      50%

       Maximum annual contribution limit                            $12,000

      Beginning with the 2003 Plan year, participants who were at least 50 years old by Dec. 31, 2003 were eligible to make catch-up contributions of up to $2,000 in 2003. These catch-up contributions were not eligible for any Company match.

      The contributions for Alliant Energy Resources, Inc. (Resources) and Cedar Rapids and Iowa City Railway Company (CRANDIC) employees are calculated based on a percentage of base pay, without overtime or incentive pay, and there is a "basic" Company contribution equal to 4% and 2%, respectively, of base pay.

      Company contributions for Resources and CRANDIC employees are invested at the participants' discretion. All other matching contributions by the Company are invested in the Alliant Energy Corporation Common Stock Fund.

      Resources and CRANDIC employees may be eligible for a discretionary Company contribution of $0.50 for every $1 contributed up to a maximum of the first 6% of pay in addition to the "basic" Company contribution. The discretionary contribution for both Resources and CRANDIC employees is based on goals established by Resources and is typically determined and paid during the first quarter of the following year. The discretionary Company contributions for 2003 and 2002 were $424,518 and $0, respectively.

      An additional Company contribution is allocated to the accounts of active Plan participants, except for Resources and CRANDIC employees, as of the last day of the Plan year, who had contributed 6% of compensation during the Plan year and did not receive a Company matching contribution equal to 3% of compensation. The amount of the additional Company contribution is the difference between 3% of compensation during the Plan year and the amount of Company matching contributions previously received during the Plan year.

      Participants are immediately vested in their employee and employer contributions.

      Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by American Express Trust Company (the Trustee), a division of American Express Financial Advisors Inc.

      The investment options available to participants at Dec. 31, 2003 were Stable Capital Fund, PIMCO Total Return Fund, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Long-Term Horizon (65:35) Fund, Dodge & Cox Stock Fund, American Express Trust Long-Term Horizon (80:20) Fund, American Express Trust Equity Index Fund III, Evergreen Small Cap Value Fund, Vanguard Mid-Cap Index Fund, EuroPacific Growth Fund, The Growth Fund of America, The Brown Capital Management Small Company Fund, Dreyfus Premier Emerging Markets Fund, American Express Trust Bond Index Fund II, Self-Managed Brokerage Account, Alliant Energy Corporation Company Stock Fund, or a combination of the sixteen funds. The investment options available to participants at Dec. 31, 2002 were Stable Capital Fund, PIMCO Total Return Fund, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Long-Term Horizon (65:35) Fund, Dodge & Cox Stock Fund, American Express Trust Long-Term Horizon (80:20) Fund, American Express Trust Equity Index Fund III, Undiscovered Managers Small Cap Value Fund, Vanguard Mid-Cap Index Fund, Putnam International Growth Fund, The Growth Fund of America, The Brown Capital Management Small Company Fund, Alliant Energy Corporation Company Stock Fund, or a combination of the thirteen funds. Additionally, participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. Company matching contributions invested in the Alliant Energy Corporation Company Stock Fund may not be transferred to any other investment fund, except for contributions made for CRANDIC and Resources employees as previously described; however, Company matching contributions may be transferred by certain participants during the 30-day period immediately prior to retirement and beginning with the 2003 Plan year, participants age 55 with 10 years of service were eligible to diversify up to 100% of their ESOP account to one or more of the investment options. A brief description of the investment options at Dec. 31, 2003 is as follows:

      Stable Capital Fund. The Stable Capital Fund is a stable value fund. Its objective is to preserve principal while seeking a competitive level of current income. The Stable Capital Fund is intended to be a lower risk investment with a higher return than is typically offered by money market funds, while it maintains liquidity and safety of principal. The fund is invested primarily in Guaranteed Investment Contracts (GIC's) issued by one or more insurance companies or other financial institutions. The fund may also invest in the American Express Trust Income Fund I and the American Express Trust Money Market Fund I. The carrying value of all GIC investments was $38,189,962 and $36,564,953 at Dec. 31, 2003 and 2002, respectively. The approximate fair value of these investments was $46,026,501 and $43,781,042 at Dec. 31, 2003 and 2002, respectively, based on the discounted cash flows valuation method. Under the terms of the GIC's, the weighted average crediting interest rate was 4.08% and 5.62% on Dec. 31, 2003 and 2002, respectively, and is reset quarterly for all contracts. The GIC's earned an average rate of 5.67% in 2003.

      PIMCO Total Return Fund. The PIMCO Total Return Fund is an actively managed, intermediate maturity bond portfolio. Its objective is to maximize total return, consistent with preservation of capital and prudent investment management, in order to exceed the returns of the bond market as a whole as represented by the Lehman Brothers Aggregate Bond Index. It invests in a portfolio of intermediate maturity bonds, typically with a majority in treasury and mortgage-backed bonds. The average duration ranges between 3 and 6 years.

      American Express Trust Short-Term Horizon (25:75) Fund. The American Express Trust Short-Term Horizon (25:75) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons. It invests in a predetermined mix of growth, growth/income, income and money market (cash equivalent) investment funds.

      American Express Trust Long-Term Horizon (65:35) Fund. The American Express Trust Long-Term Horizon (65:35) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a conservative risk profile appropriate for individuals with long-term time horizons. It invests in a predetermined mix of growth, growth/income and income investment funds.

      Dodge & Cox Stock Fund. The Dodge & Cox Stock Fund is a large cap value fund. Its primary objective is to seek long-term growth of principal and income and secondary objective is to achieve a reasonable current income. It invests primarily in a broadly diversified and carefully selected portfolio of common stock. The fund typically invests at least 80% of its total assets in common stock.

      American Express Trust Long-Term Horizon (80:20) Fund. The American Express Trust Long-Term Horizon (80:20) Fund is a lifestyle fund. Its objective is to seek to create a diversified portfolio with a moderate risk profile appropriate for individuals with long-term time horizons. It invests in a predetermined mix of growth, growth/income and income investment funds.

      American Express Trust Equity Index Fund III. The American Express Trust Equity Index Fund III is a growth and income fund. Its objective is to provide investment results that correspond to the price and yield performance of publicly traded stocks, in aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500). It invests in a portfolio consisting primarily of common stocks of the S&P 500.

      Evergreen Small Cap Value Fund. The Evergreen Small Cap Value Fund, formerly known as the Undiscovered Managers Small Cap Value Fund, is a small cap value fund. Its objective is to seek long-term growth of capital by primarily investing in common stocks of companies with smaller market capitalizations.

      Vanguard Mid-Cap Index Fund. The Vanguard Mid-Cap Index Fund is a mid cap/core fund. Its objective is to seek long-term capital growth by tracking the performance of the Standard & Poor's MidCap 400 Index, which comprises a market-weighted growth of medium-sized United States of America (U.S.) companies. It invests in these medium-sized U.S. companies.

      EuroPacific Growth Fund. Effective Dec. 31, 2003, the EuroPacific Growth Fund replaced the Putnam International Growth Fund. Participants who had monies invested in the Putnam International Growth Fund had their current and future contributions transferred to the EuroPacific Growth Fund. The EuroPacific Growth Fund is a foreign stock fund. It seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

      The Growth Fund of America. The Growth Fund of America is a large cap growth fund. It seeks to achieve long-term growth of capital. It invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

      The Brown Capital Management Small Company Fund. The Brown Capital Management Small Company Fund is a small cap growth fund. It seeks capital appreciation by investing primarily in equities issued by companies with total operating revenues of $250 million or less.

      Dreyfus Premier Emerging Markets Fund. The Dreyfus Premier Emerging Markets Fund is a growth fund. Its objective is to achieve long-term capital appreciation by investing at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries.

      American Express Trust Bond Index Fund II. The American Express Trust Bond Index Fund II is an income fund. Its objective is to approximate as closely as possible the total return of the Lehman Brothers Aggregate Bond Index, an unmanaged index. It invests in the Pyramid Broad Market Fixed Income Index Fund which invests primarily in high-quality corporate bonds and U.S. government securities.

      Self-Managed Brokerage Account. The Self-Managed Brokerage Account allows participants to invest in a wide range of mutual funds outside of the core investment options available in the Plan. At Dec. 31, 2003, the Self-Managed Brokerage Account consisted of the Primary Reserve Fund.

      Alliant Energy Corporation Company Stock Fund. This fund is invested primarily in common stock of the Company. A portion of the fund (1-2% of total fund assets) may also be invested in the American Express Trust Money Market Fund I to help provide liquidity for transfers out of the fund. Purchases and sales of common stock are made by the Trustee on the open market. Under the ESOP, Plan participants have the option to elect to receive cash for any dividends paid on Company common stock within this fund or to have the dividends reinvested in additional shares based on the current market price.

      Participant Loans. The Plan has provisions under which participants may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans ranged from 5.0% to 10.5% at Dec. 31, 2003 and 5.25% to 10.5% at Dec. 31, 2002.

Note 2.    Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

(b) Valuation of Investments and Income Recognition - All GIC's held by the Plan are fully benefit responsive and are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate (less funds used to pay plan benefits). Participant loans are carried at unpaid principal balances due. All other Plan investments are carried at fair value as determined by quoted market prices. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(c) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as "Net appreciation in fair value of investments."

(d) Payment of Benefits - Benefit payments to participants are recorded when paid.

(e) Expenses - Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances. Most other Plan administrative expenses are absorbed by the Company.

(f) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties - The Plan invests in various investments, including common investment funds, mutual funds, common stock of the Company and investment contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated Aug. 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. It is the intention of the Company to adopt any amendments necessary to maintain the qualified status of the Plan.

Note 4.    Plan Termination Provisions

      Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in the participant account. The Company has no intention to terminate the Plan.

Note 5.    Withdrawals and Distributions

      Withdrawals from participants' account balances will be made to participants while they are employed due to an election made by certain participants, reaching age 59-1/2 for certain participants or 70-1/2, or requests due to special "hardship" circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant's account balance is less than $5,000. If the participant's account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2003 and 2002 were $0 and $222,154, respectively. Distributions payable are not recorded in the accompanying financial statements, however, they are recorded in the Plan's Form 5500 (refer to Note 11).

Note 6.    Derivative Financial Instruments

      The Plan did not invest in any material derivative financial instruments during the years ended Dec. 31, 2003 and 2002.

Note 7.    Other Investment Information

      Investments held which were greater than 5% of the Plan's net assets available for plan benefits as of Dec. 31 were as follows:

                                                                                          2003               2002
                                                                                    ----------------    --------------
   Alliant Energy Corporation Common Stock*                                           $89,235,309         $52,468,184
        (non-participant directed: $48,442,726 and $26,213,052, respectively)
        (participant directed: $40,792,583 and $26,255,132, respectively)
   American Express Trust Equity Index Fund III*                                       72,695,049          56,853,595
   The Growth Fund of America                                                          61,585,565          42,640,545
   American Express Trust Long-Term Horizon (65:35) Fund*                              31,904,378          27,051,550
   The Brown Capital Management Small Company Fund                                     26,633,723          16,565,951
   PIMCO Total Return Fund                                                             20,219,670          21,384,606

*  Represents party known to be a party-in-interest to the Plan.

      During 2003, the Plan's investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated in value as follows:

   Alliant Energy Corporation Common Stock                                            $28,689,853
   American Express Trust Equity Index Fund III                                        16,225,289
   The Growth Fund of America                                                          14,786,100
   The Brown Capital Management Small Company Fund                                      7,302,216
   American Express Trust Long-Term Horizon (65:35) Fund                                5,501,045
   Putnam International Growth Fund                                                     2,816,496
   Dodge & Cox Stock Fund                                                               2,776,239
   Vanguard Mid-Cap Index Fund                                                            468,548
   Dreyfus Premier Emerging Markets Fund                                                  382,638
   Evergreen Small Cap Value Fund                                                         304,187
   American Express Trust Income Fund I                                                   278,177
   American Express Trust Long-Term Horizon (80:20) Fund                                  117,482
   PIMCO Total Return Fund                                                                 83,657
   American Express Trust Short-Term Horizon (25:75) Fund                                  49,056
   American Express Trust Bond Index Fund II                                                7,016
                                                                               ----------------------
        Net appreciation in fair value of investments                                 $79,787,999
                                                                               ======================

Note 8.    Non-Participant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

                                                                             As of Dec. 31,
      Net Assets:                                                    2003                      2002
                                                             ----------------------    ----------------------
           Alliant Energy Corporation Common Stock                  $48,442,726               $26,213,052
           American Express Trust Money Market Fund I                   605,615                   464,894
           Contributions receivable                                     424,518                        --
           Investment income receivable                                     441                       558
                                                             ----------------------    ----------------------
                                                                    $49,473,300               $26,678,504
                                                             ======================    ======================

                                                                 For the Year Ended
      Changes in Net Assets:                                        Dec. 31, 2003
                                                             -----------------------
           Employer contributions                                    $6,936,742

           Results of investment activity:
              Investment income                                       1,777,793
              Net appreciation in fair value of investments          15,186,682

           Transfers to participant directed investments               (298,306)
           Distributions to participants                               (808,115)
                                                             -----------------------
                                                                    $22,794,796
                                                             =======================

Note 9.    Related Party Transactions

      Certain Plan investments are shares of mutual funds and common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2003 and 2002, the Plan held 3,583,747 and 3,170,283 shares of Alliant Energy Corporation common stock, respectively. These transactions qualify as party-in-interest.

Note 10. Amendments and Changes to the Plan

      On April 1, 2003, the Plan was amended to allow Alliant Energy Neenah, LLC (a subsidiary of Resources) employees who were actively employed on Jan. 31, 2003 to participate in the Plan.

Note 11. Reconciliation to Form 5500

      Distributions payable to participants are not included in the accompanying financial statements, however, they are recorded in the Plan's Form 5500. The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended Dec. 31, 2003 and 2002:

                                                                      2003                           2002
                                                            --------------------------     --------------------------
           Net assets available for plan benefits
             per financial statements                                $400,889,639                  $294,072,374
           Adjustments:
                Benefits requested not yet paid                               --                       (222,154)
                                                            --------------------------    ---------------------------
           Amounts reported per Form 5500                            $400,889,639                  $293,850,220
                                                            ==========================    ===========================

      The following table reconciles changes in net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended Dec. 31, 2003:

                                                                 Distributions to
                                                                   Participants
                                                            ---------------------------
           Amounts reported per financial statements                ($11,551,768)
           Adjustments:
                Changes in benefits requested not yet paid               222,154
                                                            ---------------------------
           Amounts reported per Form 5500                           ($11,329,614)
                                                            ===========================


Note 12. Subsequent Events

      Effective March 1, 2004, the Plan replaced the Vanguard Mid-Cap Index Fund with the State Street Global Advisors Mid-Cap Index Fund.

                                                       ALLIANT ENERGY CORPORATION

                                                          401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                        AS OF DECEMBER 31, 2003

    Identity of issue, borrower,            Description of investment including maturity date,                              Current
      lessor, or similar party              rate of interest, collateral, par or maturity value                Cost          Value
---------------------------------  ---------------------------------------------------------------------   -----------  ------------
Interest Bearing Cash              American Express Trust Money Market Fund I*, 4,132,841 shares            $4,132,841   $4,132,841
                                   Primary Reserve Fund, 39,889 shares                                          39,889       39,889

Registered Investment Companies    Evergreen Small Cap Value Fund, 83,689 shares                             1,486,127    1,785,913
                                   The Growth Fund of America, 2,509,599 shares                             47,359,686   61,585,565
                                   PIMCO Total Return Fund, 1,887,924 shares                                20,367,334   20,219,670
                                   Dodge & Cox Stock Fund, 127,389 shares                                   11,773,840   14,494,303
                                   The Brown Capital Management Small Company Fund, 895,853 shares          19,831,451   26,633,723
                                   Vanguard Mid-Cap Index Fund, 222,295 shares                               2,482,046    2,918,734
                                   American Express Trust Short-Term Horizon (25:75) Fund*, 35,410 shares      628,083      678,847
                                   American Express Trust Long-Term Horizon (65:35) Fund*,
                                        2,729,903 shares                                                    26,815,786   31,904,378
                                   American Express Trust Long-Term Horizon (80:20) Fund*, 39,158 shares       814,593      924,476
                                   Dreyfus Premier Emerging Markets Fund, 200,486 shares                     3,086,897    3,370,171
                                   EuroPacific Growth Fund, 438,319 shares                                  10,767,440   13,118,882

Common/Collective Trusts           American Express Trust Equity Index Fund III*, 2,449,624 shares          70,511,230   72,695,049
                                   American Express Trust Income Fund I*, 83,217 shares                      4,611,795    5,299,028
                                   American Express Trust Investment Grade Bond Fund*, 305,535 shares        4,470,587    4,788,649
                                   American Express Trust Bond Index Fund II*, 18,086 shares                   245,445      247,548

Corporate Stocks:  Common          Alliant Energy Corporation common stock*, 3,583,747 shares               87,615,743   89,235,309

Corporate Bonds                    Americredit 2002-B A3, 3.78%, 2/12/07                                       198,268      200,488
                                   AMCAR 2002-C AR, 3.55%, 2/12/08                                              99,982      101,797
                                   CWL 2003-5 AF5, 3.61%, 4/25/30                                              149,997      151,055
                                   COAFT 2002-B A4A, 3.32%, 4/15/09                                            101,969      101,837
                                   COMET 2003-A4 A4, 3.65%, 7/15/11                                            100,449      100,000
                                   FSPC T-17 A4 ABS HEL, 6.93%, 1/25/26                                        665,902      689,105
                                   HART 2003-A A3, 2.33%, 11/15/07                                             149,998      150,539
                                   LB-UBS 2002-A2, 4.90%, 6/15/26                                              200,995      210,643
                                   LB-UBS 2002-C4 A2, 4.02%, 9/15/26                                           151,423      152,705
                                   LBUBS 2003-C3 A1, 2.60%, 5/15/27                                            189,526      186,357
                                   LBUBS 2003-C7 A2, 4.06%, 9/15/27                                            150,747      150,778
                                   LBUBS 2003-C8 A2, 4.21%, 11/15/27                                           150,744      152,130
                                   MBNA 2003-A11, 3.65%, 3/15/11                                               199,643      200,156
                                   MSC 2003-IQ4 A1, 3.27%, 5/15/40                                              68,501       65,821
                                   RALI SER 2003-QS4 ABS, 5.50%, 9/25/33                                       295,082      293,467
                                   RALI 2003-QR19 CB2, 5.75%, 10/25/33                                         258,477      257,031
                                   RASC 2003-KS9 A13, 3.25%, 12/25/28                                          149,979      150,094
                                   RASC 2003-KS10 A13, 3.25%, 5/25/29                                          149,997      149,977
                                   WAMU 2003 AR12 A6, 3.96%, 2/25/34                                            99,997       99,531
                                   WESTO 2002-2 A4, 4.50%, 2/20/10                                             155,865      155,254
                                   WESTO 2003-4 A3, 2.39%, 1/22/08                                             149,994      150,375
                                   WBCMT 2003-C8 A2, 3.89%, 11/15/35                                           150,745      150,670

Government and Agency Obligations  FHLMC Gold #E91326, 6.50%, 9/1/17                                           132,821      132,836
                                   FHLMC Gold #E96180, 4.50%, 5/1/13                                           186,128      182,611
                                   FHLMC Gold #E96579, 4.50%, 6/1/13                                           195,118      191,490
                                   FHLMC MTN, 3.525%, 12/20/07                                                 370,000      375,967
                                   FHLMC, 3.00%, 10/27/06                                                      300,000      301,390
                                   FHLMC Gold #C66932, 6.00%, 5/1/32                                           114,852      118,476
                                   FHLMC Gold #B10258, 5.00%,  10/1/18                                         328,009      328,702
                                   FHLMC Gold #B10776, 5.00%, 11/1/13                                          153,008      153,586
                                   FHLB, 2.88%, 9/15/06                                                        202,463      201,934
                                   FHLMC 2393-A CMO, 5.50%, 4/15/30                                             70,253       70,571
                                   FHLMC, 2.38%, 4/15/06                                                       452,800      451,775
                                   FHLMC, 2.75%, 8/15/06                                                       607,129      605,505
                                   FHLMC, 3.63%, 9/15/08                                                       251,973      251,298
                                   FNMA Benchmark, 4.25%, 7/15/07                                              184,523      182,515
                                   FNMA, 2.25%, 5/15/06                                                        399,188      399,998
                                   FNMA, 3.88%, 11/17/08                                                       349,202      351,246
                                   Fannie Mae, 3.75%, 1/23/08                                                  250,000      250,410
                                   FNMA #251887, 7.00%, 5/1/28                                                  49,835       50,369
                                   FNMA 15yr #252260, 6.00%, 3/1/10                                            726,201      767,179
                                   FNMA #254187, 5.00%, 12/1/08                                                587,104      605,166
                                   FNMA #254291, 7.00%, 4/1/17                                                 200,081      200,755
                                   FNMA #254757, 5.00%, 3/31/13                                                179,436      176,908
                                   FNMA #545701, 7.00%, 7/1/12                                                 286,865      285,574
                                   FNMA #545864, 5.50%, 8/1/17                                                 288,640      296,070
                                   FNMA #555655, 4.46%, 7/1/33                                                 295,251      295,149
                                   FNMA #555740, 4.50%, 9/1/18                                                 285,169      291,946
                                   FNMA #640996, 7.50%, 5/1/32                                                 116,511      116,361
                                   FNMA #648349, 6.00%, 6/1/17                                                 136,634      137,181
                                   FNMA #679357, 5.50%, 1/1/18                                               1,126,296    1,118,843
                                       14

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                            FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                     AS OF DECEMBER 31, 2003 (Continued)

  Identity of issue, borrower,              Description of investment including maturity date,                           Current
    lessor, or similar party                rate of interest, collateral, par or maturity value            Cost           Value
---------------------------------  --------------------------------------------------------------     -------------    ---------
                                   FNMA 2002-W3 A3, 6.00%, 7/25/24                                         275,741       287,459
                                   FNMA 2002-W5 A6, 6.00%, 8/25/32                                         251,758       259,010
                                   FNMA 2002-W4 A3, 5.30%, 5/25/42                                         401,000       416,409
                                   FNMA 2002-W9 A3, 5.00%, 8/25/42                                         201,141       208,018
                                   FNMA CMO 03-W2-2A6, 5.50%, 7/25/42                                      310,313       309,108
                                   FHLMC 2492-B, 5.50%, 5/15/13                                            378,127       374,814
                                   FNMA #200394, 5.50%, 7/25/23                                            313,172       315,651
                                   FHLMC SF1 A3, 2.00%, 12/15/08                                           150,082       149,912
                                   FHLMC 2617 HD, 7.00%, 6/15/16                                           153,394       152,163
                                   FNMA 2003-112 AB, 4.00%, 6/25/16                                        147,179       148,955
                                   FNMA 2003-109 CX, 4.00%, 7/25/16                                        150,791       149,682
                                   FNMA 2003-106 B, 4.50%, 10/25/19                                        204,063       201,235
                                   FNMA 2003-W16 AF3, 2.91%, 1/25/29                                       149,997       148,711
                                   FNMA 2003-133 GB, 8.00%, 12/25/26                                       109,578       109,688
                                   FHLMC 2657 NT, 5.00%, 1/15/16                                           156,117       157,298
                                   FHLMC 2663 BA, 4.00%, 8/15/16                                            95,524        97,295
                                   FHLMC 2672 NT, 5.00%, 2/15/16                                           208,289       209,745
                                   FHLMC 2662 DB, 5.00%, 2/15/16                                           156,047       157,301
                                   FHLMC 2685 MX, 4.00%, 7/15/16                                           151,242       149,945
                                   FHLMC 2681 PJ, 5.00%, 10/15/15                                          313,734       312,459
                                   FHLMC 2688 DE, 4.50%, 2/15/20                                           151,359       150,633
                                   FHLMC 2716 UA, 4.50%, 7/15/20                                           299,250       302,260
                                   FNMA #685433, 6.50%, 3/1/33                                             256,982       255,515
                                   FNMA ARM #704534, 3.75%, 6/1/33                                         142,551       145,740
                                   FNMA #705304, 4.91%, 6/1/33                                             197,193       198,645
                                   FNMA ARM #722781, 4.29%, 9/1/33                                         492,890       498,361
                                   FNMA #725090, 4.82%, 11/1/33                                            149,203       150,891
                                   FNMA ARM #726155, 3.62%, 8/1/33                                         143,267       146,262
                                   GNMA 2003-109 B, 3.22%, 9/16/21                                         149,334       148,875
                                   GNMA 2003-36A, 2.93%, 10/16/20                                           97,742        97,499
                                   GNMA 2003-22 A CMO, 2.75%, 6/16/21                                       77,165        77,938
                                   RASC SER 2002-KS1, 5.86%, 11/25/29                                      319,781       309,402
                                   VENDEE 2003-2 C, 5.00%, 7/15/20                                         103,406       103,791
                                   U.S. Treasury Note, 5.63%, 2/15/06                                      438,250       431,078
                                   U.S. Treasury Note, 5.75%, 11/15/05                                     385,820       375,785
                                   U.S. Treasury Note, 1.75%, 12/31/04                                     251,201       251,260
                                   U.S. Treasury Note, 1.25%, 5/31/05                                    2,207,913     2,214,095
                                   U.S. Treasury Note, 2.63%, 11/15/06                                   3,612,833     3,622,701
                                   U.S. Treasury Bond, 3.38%, 12/15/08                                     510,581       513,504

Investment Contracts               Monumental Life Insurance Company, 3.71%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (49,656)
                                   Bank of America NA, 5.72%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -      (168,294)
                                   Rabobank International, 4.91%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (28,373)
                                   CDC Financial Products Inc., 2.95%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (34,837)
                                   JP Morgan Chase & Co., 3.75%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (39,533)
                                   UBS Warburg, 3.60%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (55,322)
                                   State Street Bank and Trust Company, 3.09%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -       (10,126)
                                   AIG Financial Products Corp., 3.07%, 12/31/50
                                        Synthetic Guaranteed Investment Contract Wrapper                         -      (121,985)
                                   United of Omaha, 1.30%, 5/20/05                                       2,002,242     2,002,242
                                   John Hancock Life Insurance Company, 7.69%, 3/31/05                   2,115,241     2,115,241
                                   New York Life Insurance Company, 7.41%, 8/15/05                       2,055,942     2,055,942
                                   Hartford, 5.21%, 11/15/06                                             2,012,842     2,012,842
                                   Protective Life Insurance Company, 6.12%, 6/15/06                     2,065,677     2,065,677
                                   United of Omaha, 5.45%, 9/9/04                                        1,016,874     1,016,874

Participant Promissory Notes       Maximum loan -- $50,000
                                   Various interest rates -- 5.0% to 10.5%
                                   Primarily maturing within 5 years                                     8,213,703     8,213,703
                                                                                                     -------------- ----------------
                                                                                                      $363,601,114  $400,268,084 (1)
                                                                                                     ============== ================

(1) The difference between the total current value on this Schedule H, Part IV, Line 4i and the total investments on the Statements of Net Assets Available for Plan Benefits is equal to accrued interest on the GIC's.

*   Represents party known to be a party-in-interest to the Plan.


                                                 ALLIANT ENERGY CORPORATION

                                                     401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                              FOR THE YEAR ENDED DECEMBER 31, 2003


                      Identity
                of Party Involved and         Total Number     Total Value    Total Number  Net Selling  Adjusted Cost      Net
                Description of Assets         of Purchases   of Purchases (1)   of Sales     Price (1)   of Assets Sold  Gain (Loss)
                ---------------------         ------------   ----------------   --------    -----------  --------------  -----------

------------------------------------------------------------------------------------------------------------------------------------

Single Transaction Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

Series of Transactions With Same Broker Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

Series of Transactions In Same Security Exceeds 5% of Value:

American Express Trust Money Market Fund I  (2)       259      $49,941,833         412     $47,335,578     $47,335,578        $ -

------------------------------------------------------------------------------------------------------------------------------------

Single Transaction With One Broker Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------------

      (1) The purchase/selling price was equal to the fair value on the date of purchase/sale.

      (2) The Plan invests in two separate American Express Trust Money Market Fund I accounts.  The total number of purchases above reflects the number of purchases from one of the accounts.  The Trustee is unable to provide the number of purchases for the second account which is one of the underlying assets of the Synthetic GIC's.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of June, 2004.


                                    ALLIANT ENERGY CORPORATION
                                    401(k) SAVINGS PLAN


                                    /s/  Jonathan C. Day
                                    --------------------
                                         Jonathan C. Day


                                  The foregoing person is the Director - Total
                                  Compensation of Alliant Energy Corporation and the Chairman of the Alliant Energy
                                  Corporation Employee Total Compensation
                                  Committee.

                                              EXHIBIT INDEX


                                       ALLIANT ENERGY CORPORATION
                                           401(k) SAVINGS PLAN

                                               FORM 11-K

                                                                                                 Page Number in
                                                                                              Sequentially Numbered
Exhibit No.                                      Exhibit                                            Form 11-K
-----------                                      -------                                            ---------
     23                      Independent Registered Public Accounting Firm Consent                     19


